[redacted]

DD 6/6/13

6/7/13

SECU 13025136 ISSION

SEC MAIL PROCESSING SECTION RECEIVED MAY 31 2013 WASH. D.C. 193

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48711

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2012 (MM/DD/YY) AND ENDING March 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Trade Station Securities, Inc.

[redacted]

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8050 SW 10th Street, Suite 2000

(No. and Street)

Plantation	FL	33324
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Cahill (954) 652-7777

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name – *if individual, state last, first, middle name*)

100 North Tampa Street	Tampa	Florida	33602
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DD 6/11/13

OATH OR AFFIRMATION

I, William P. Cahill, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TradeStation Securities, Inc., as of March 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & Chief Operating Officer

Title

LOREN LOPEZ
MY COMMISSION # DD 934904
EXPIRES: November 4, 2013
Bonded Thru Notary Public Underwriters

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

TRADESTATION SECURITIES, INC.

Statement of Financial Condition

March 31, 2013

(With Report of Independent Registered Public Accounting Firm Thereon)

TRADESTATION SECURITIES, INC.

Table of Contents

KPMG

KPMG LLP
Suite 1700
100 North Tampa Street
Tampa, FL 33602-5145

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholder
TradeStation Securities, Inc.:

We have audited the accompanying financial statement of TradeStation Securities, Inc., which comprise the statement of financial condition as of March 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 of the Commodity Exchange Act, and the related notes to the financial statement.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

KPMG

Opinion

In our opinion, the financial statement referred to above present fairly in all material respects, the financial position of TradeStation Securities, Inc. as of March 31, 2013, in accordance with U.S. generally accepted accounting principles.

KPMG LLP

Tampa, Florida
May 30, 2013
Certified Public Accountants

TRADESTATION SECURITIES, INC.

Statement of Financial Condition

March 31, 2013

(In thousands, except share data)

Assets

Cash and cash equivalents	$	21,171
Cash and investments segregated in compliance with federal regulations		1,415,499
Securities owned, at fair value		7,996
Receivables from brokers, dealers, clearing organizations and clearing agents		474,533
Receivables from brokerage customers		68,852
Property and equipment, net		1,482
Deposits with clearing organizations		45,571
Deferred tax asset, net		1,415
Other assets		7,637
Due from affiliated companies		3,011
Total assets	$	2,047,167

Liabilities and Shareholder's equity

Liabilities:		
Payables to brokers, dealers and clearing organizations	$	394,807
Payables to brokerage customers		1,541,605
Accounts payable and accrued liabilities		6,780
Due to affiliated companies		26,195
Total liabilities		1,969,387
Shareholder's equity:		
Common stock, $1.00 par value. Authorized 1,000 shares; 100 issued and outstanding		—
Additional paid-in capital		30,334
Retained earnings		47,446
Total shareholder's equity		77,780
Total liabilities and shareholder's equity	$	2,047,167

See accompanying notes to the financial statement

(1) Description of Business

TradeStation Securities, Inc. (the Company or TradeStation Securities), formed in 1995, is a wholly owned subsidiary of TradeStation Group, Inc. (the Parent Company). The Company is headquartered in Plantation, Florida, and has branch offices in Chicago, Illinois, Richardson, Texas, and New York, New York. TradeStation Securities, an online securities broker-dealer and futures commission merchant (FCM), offers *TradeStation* to the active trader and certain institutional trader markets. *TradeStation* is an electronic trading platform that enables customers to design, test and monitor their own custom trading strategies and then automate them with electronic order execution. The trading platform currently offers streaming real-time equities, equity options and futures market data and manual or automated electronic execution of equities, options and futures trades. During April 2011, the Company transferred all of its forex accounts to an affiliated entity, IBFX, Inc. (formerly known as TradeStation Forex, Inc.) and at that time ceased offering forex services.

In September 2004, the Company commenced equities self-clearing operations for its active trader client base, and on March 29, 2005 commenced self-clearing of its standardized equity options trades for its active trader client base. Clearing operations include the confirmation, settlement, delivery and receipt of securities and funds and record-keeping functions involved in the processing of securities transactions. As the clearing broker for its equities active trader client base, the Company maintains custody and control over the assets in those clients' accounts and provides the following back office functions: maintaining customer accounts; extending credit in a margin account to the customer; settling stock transactions with the Depository Trust & Clearing Corporation (and, for options, with the Options Clearing Corporation); settling commissions and clearing fees; preparing customer trade confirmations and statements; performing designated cashier functions, including the delivery and receipt of funds and securities to or from the customer; possession or control of customer securities, safeguarding customer funds, transmitting tax accounting information to the customer and to the applicable tax authorities; and forwarding prospectuses, proxies and other shareholder information to customers.

Prior to September 2004, all securities trades were cleared through Bear, Stearns Securities Corp, (which was acquired by JP Morgan Chase in 2008). The Company continues to clear institutional account trades through J.P. Morgan Clearing Corporation (clearing agent) on a fully disclosed basis or provides order execution services on a Delivery Versus Payment/Receipt Versus Payment (DVP/RVP) basis with the orders cleared and settled by the client's prime brokerage firm. The Company formerly (until April 2011) conducted its forex brokerage business on a fully disclosed basis through Gain Capital Group, LLC.

On January 4, 2010, TradeStation Securities assumed more direct control over its futures business by converting its clearance of futures accounts using R.J. O'Brien (RJO) from a fully disclosed basis to an omnibus clearance basis. As a result of converting to omnibus clearance, TradeStation Securities received from RJO approximately $349.0 million in futures customers' funds, which were then appropriately segregated in accordance with Commodity Exchange Act rules.

The Company is a member of, or registered with, and subject to the rules and requirements of, the Financial Industry Regulatory Authority (FINRA), New York Stock Exchange (NYSE), Securities Investor Protection Corporation, NFA, the National Securities Clearing Corporation and Depository Trust Company (together, the Depository Trust & Clearing Corporation or DTCC), Options Clearing Corporation (OCC), NASDAQ OMX, Boston Options Exchange, Chicago Board Options Exchange, Chicago Stock Exchange,

and International Securities Exchange. The Company's business is also registered with, and subject to rules and requirements of, the Securities and Exchange Commission (SEC), Commodity Futures Trading Commission (CFTC) and state regulatory authorities (the firm is registered to conduct its brokerage business in all 50 states and the District of Columbia). The DTCC and the OCC, together with other organizations, if any, that perform similar clearing or depository roles for their members, are collectively referred to in this report as "clearing organizations."

During June 2011, the Parent Company was acquired by Monex Group, Inc. (Monex), headquartered in Chiyoda-ku, Tokyo and listed on Section One of the Tokyo Stock Exchange. Monex, including its main subsidiary Monex Inc., provides a variety of financial services to individual investors including securities brokerage, M&A advisory, debit and equity underwriting, asset management, investment education, and other investment banking functions. These financial statements do not reflect purchase accounting as all purchase accounting entries were recorded by the Parent Company. As a result, the assets and liabilities acquired by Monex were recorded at historical cost basis in the Company's financial statement.

(2) Summary of Significant Accounting Policies

The following is a summary of significant accounting policies adhered to in the preparation of this financial statement:

(a) Use of Estimates

The preparation of this financial statement in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement.

(b) Cash and Cash Equivalents

The Company classifies all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents consist primarily of cash and money market funds held primarily at JPMorgan Chase Bank, N.A. or one of its banking affiliates (JPMorgan Chase). The Company maintains its cash and cash equivalents in financial institutions the Company considers of high credit quality. From time to time, the cash balances in these accounts exceed the Federal Deposit Insurance Corporation insured limits. To date, the Company has not experienced any losses in such accounts.

Based upon required regulatory calculations as of the last business day of the period, cash and cash equivalents balance may increase or decrease by the second business day subsequent to period-end. See *Cash and Investments Segregated In Compliance With Federal Regulations* below for details.

(c) Cash and Investments Segregated in Compliance with Federal Regulations

The Company is obligated by rules mandated by two of its primary regulators, the SEC and the CFTC, to set aside cash or qualified securities to satisfy regulations promulgated to protect customer assets. Cash and investments segregated in compliance with federal regulations of $1.42 billion consists of $287 million in cash and $1.13 billion in United States Treasury securities. As of March 31, 2013, $1.33 billion was segregated in special reserve accounts at JPMorgan Chase and

$83.0 million was segregated in special reserve accounts at RJO. Of the total segregated amount of $1.42 billion, $1.0 billion is segregated in accordance with Rule 15c3-3 and $409.8 million is segregated in accordance with CFTC requirements. On April 1, 2013, cash and investments segregated in compliance with federal regulations decreased by $4.7 million as a result of a transfer to cash and cash equivalents related to the month end 15c3-3 calculation.

(d) Securities Owned, at Fair Value

Securities owned of $8.0 million as of March 31, 2013 consist of U.S. Treasury Bills accounted for as trading securities. They are held for the Company's investment purposes, and are recorded at fair value based on the quoted market price of each security.

(e) Receivables from Brokers, Dealers, Clearing Organizations and Clearing Agents

Receivables from brokers, dealers, clearing organizations and clearing agents consist primarily of cash advanced for securities borrowed from broker-dealers (see *Securities Borrowed and Loaned*). In addition, the Company services some of its securities institutional customer accounts through J.P. Morgan Clearing Corp., and its futures customer accounts through RJO on an omnibus clearance basis. These clearing agents provide services, handle the Company's customers' funds, hold securities and futures positions, and remit monthly activity statements to the customers on behalf of the Company. The receivables from these clearing agents relate primarily to commissions earned by the Company for trades executed and/or cleared by the clearing agents on behalf of the Company. See note 3 – Receivables from Brokers, Dealers, Clearing Organizations and Clearing Agents.

(f) Securities Borrowed and Loaned

Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced or received and are reflected in receivables from brokers, dealers, clearing organizations and clearing agents or payables to brokers, dealers and clearing organizations, respectively. Securities borrowed transactions require the Company to provide the counterparty with collateral in the form of cash. The Company receives collateral in the form of cash for securities loaned transactions. The related interest receivable from broker-dealers is included within receivables from broker-dealers and clearing organizations on the accompanying statement of financial condition.

(g) Receivables from Brokerage Customers

The Company performs periodic credit evaluations and provides allowances for potential credit losses, as considered necessary, based upon its assessment of specifically identified unsecured receivables and other factors. See note 4 – Receivables from Brokerage Customers.

(h) Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Property and equipment are depreciated using the straight-line method over the estimated useful lives of the assets. Maintenance and repairs are expensed when incurred; leasehold improvements are capitalized and amortized over the lesser of its useful life or the remaining initial term of the lease. Upon the sale or retirement of assets, the cost and accumulated depreciation are removed from the accounts, and any gain or loss is recognized. See note 5 – Property and Equipment, Net.

(i) ***Impairment of Long-Lived Assets***

The Company evaluates long-lived assets for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment losses are recognized if the carrying amount exceeds the sum of the undiscounted cash flows estimated to be generated by those assets. The amount of impairment loss is calculated as the amount by which the carrying value exceeds fair value. No impairment occurred during the year ended March 31, 2013.

(j) ***Fair Value of Financial Instruments***

The carrying amounts of cash and cash equivalents; cash and investments segregated in compliance with federal regulations; securities owned, at fair value; deposits with clearing organizations, receivables from brokers, dealers, clearing organizations and clearing agents; receivables from brokerage customers; payables to brokers, dealers and clearing organizations; and payables to brokerage customers approximate fair value as of March 31, 2013. See note 13 – Fair Value for further discussion on fair value methodology.

(k) ***Securities and Futures Transactions***

Customer securities transactions are recorded on a settlement-date basis, with such transactions generally settling three business days after the trade date. Securities owned by equities customers, including those that collateralize margin loans or similar transactions, are not included in the Company's financial statement.

Customer futures transactions are recorded on a trade-date basis. Futures positions owned by customers are included in the Company's financial statements under *Cash and investments segregated in compliance with federal regulations.*

(l) ***Operating Leases***

Rental payments, free rent, and leasehold and other incentives are recognized on a straight-line basis over the life of a lease. Leasehold improvements are amortized over the shorter of their economic life or the initial lease term. See note 14 – Commitments and Contingencies – Operating Leases.

(m) ***Income Taxes***

The Company accounts for income taxes in accordance with the Income Taxes Topic of the FASB ASC (the Income Taxes Topic; formerly SFAS 109, *Accounting for Income Taxes and FIN 48*, Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109). The Income Taxes Topic requires that deferred income tax balances be recognized based on the differences between the financial statement and income tax bases of assets and liabilities using the enacted tax rates. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. It was determined that there were no material uncertain tax positions that are not more likely than not to be sustained as of March 31, 2013. In addition, there was no valuation allowance recorded for deferred tax assets as of March 31, 2013. Management considered whether it is more likely than not that some portion or

all of the deferred tax assets will not be realized. The future benefit of deferred tax assets is dependent upon the generation of future taxable income during the periods in which these temporary differences become deductible. Management considers the projected future taxable income, the scheduled reversal of deferred tax liabilities and tax planning strategies in making this assessment.

The Company's results are included in the consolidated federal and state income tax returns of the Parent Company. FINRA reporting requires a broker-dealer to record any income tax expense and liability based upon the Company's operations on a stand-alone basis, even though the Company is part of the consolidated income tax returns. See note 11 – Income Taxes.

(3) Receivables from Brokers, Dealers, Clearing Organizations and Clearing Agents

Receivables from brokers, dealers, clearing organizations and clearing agents consist of the following as of March 31, 2013 (in thousands):

Securities borrowed from broker-dealers	$	473,836
Fees and commissions receivable from clearing agents		696
Securities failed to deliver to broker-dealers and other		1
	$	474,533

(4) Receivables from Brokerage Customers

Receivables from brokerage customers of approximately $68.9 million at March 31, 2013 consist primarily of margin loans to the Company's brokerage customers. Securities owned by brokerage customers are held as collateral for margin loans. Such collateral is not reflected in the statement of financial condition. At March 31, 2013, the Company was charging a base margin debit interest rate of 8.50% per annum on debit balances in brokerage customer accounts. "Margin" requirements determine the amount of equity required to be held in an account for the purchase of equities on credit. Margin lending is subject to the margin rules of the Board of Governors of the Federal Reserve System, the margin requirements of FINRA, limits imposed by clearing agent firms, and the Company's own internal policies. By permitting customers to purchase and maintain securities positions on margin, the Company takes the risk that a market decline will reduce the value of the collateral, securing its margin loan to an amount that renders the margin loan unsecured. Under applicable securities laws and regulations, once a margin account has been established, the Company is obligated to require from the customer an initial margin of no lower than 50% for purchases of securities, and then is obligated to require the customer to maintain its equity in the account equal to at least 25% of the value of the securities in the account. However, the Company's current internal requirement is that the customer's equity not be allowed to fall below 35% of the value of the securities in the account. If it does fall below 35%, the Company requires the customer to increase the account's equity to 35% of the value of the securities in the account (if not, the Company will perform closing transactions to bring the customer account above the maintenance requirement). These requirements can be, and often are, raised as the Company deems necessary for certain accounts, groups of accounts, securities or groups of securities. However, there is no assurance that a customer will be willing or able to satisfy a margin call or pay unsecured indebtedness owed to the Company.

(Continued)

(5) Property and Equipment, Net

Property and equipment, net, consist of the following as of March 31, 2013 (in thousands):

	Estimated useful life in years		Amount
Computers and software	3 – 5	$	4,158
Furniture and equipment	3 – 7		1,586
Leasehold improvements	5 – 10		433
			6,177
Accumulated depreciation			(4,695)
		$	1,482

(6) Deposits with Clearing Organizations

As a self-clearing broker-dealer, the Company is subject to clearing organization and other cash deposit requirements which are, and may continue to be, large in relation to the Company's total liquid assets, and which may fluctuate significantly from time to time based upon the nature and size of the Company's active trader clients' trading activity. As of March 31, 2013, the Company had cash and U.S. Treasury Bills as security deposits totaling $17.6 million and $28.0 million, respectively, with clearing organizations for the self-clearing of stock trades and standardized equity option trades. Deposits are recorded at fair value.

(7) Payables to Brokers, Dealers and Clearing Organizations

Payables to brokers, dealers and clearing organizations consist of the following as of March 31, 2013 (in thousands):

Securities loaned from broker-dealers	$	394,385
Payables to clearing organizations		366
Payables to brokers		56
	$	394,807

(8) Related Party Transactions

The Company has a License and Support Agreement (the Agreement) with TradeStation Technologies, Inc., a wholly owned subsidiary of the Parent Company. The terms of the Agreement require the Company to pay for the licensing of the *TradeStation* platform plus promotion, support, and other services. The Agreement also requires the Company to pay monthly fees for administrative services.

(Continued)

The Company has an expense-sharing agreement with the Parent Company, TradeStation Technologies, Inc., IBFX, Inc. and TradeStation Europe Limited, a wholly owned subsidiary of the Parent Company authorized by the United Kingdom Financial Conduct Authority (FCA) to introduce brokerage accounts. The expense-sharing agreement, in compliance with FINRA Notice to Member 03-63, requires the allocation among the parties of all costs and expenses paid by any member of the group from which other parties benefit. The Company also has a third-party introduction agreement with TradeStation Europe Limited, which is authorized to introduce brokerage customers in the United Kingdom and the European Union to the Company.

During 2011, the Parent Company entered into a new operating lease agreement, expiring in May 2022, to remain in its corporate headquarters in Plantation, Florida. The Company is allocated approximately 50% of the cost of this lease.

The amount due to affiliated companies represent the net amounts payable to certain affiliates as the result of various transactions, including amounts payable under the Agreement and the expense-sharing agreement. These amounts are noninterest bearing, have no defined repayment terms, and are expected to be repaid using current available cash balances or through future profits earned by the Company.

The amount due from affiliated companies represents the net amounts receivable from certain affiliates as the result of various transactions, including amount receivable under the expense-sharing agreement. These amounts are noninterest bearing, have no defined repayment terms, and are expected to be repaid primarily to the Company by its affiliates using their available cash balances.

(9) Payables to Brokerage Customers

At March 31, 2013, payables to brokerage customers, consisting primarily of cash balances in brokerage customer accounts, totaled approximately $1.5 billion. These funds are the principal source of funding for margin lending. At March 31, 2013, the Company was not paying interest on cash balances in brokerage customer accounts.

(10) Employee Benefit Plans

The Company participates in the Parent Company's defined contribution 401(k) plan (the 401(k) Plan). All employees with at least three months of continuous service are eligible to participate and may contribute up to 60% of their compensation up to the annual limit set by the Internal Revenues Service. Employer matching contributions are discretionary, as defined in the 401(k) Plan, and are vested 20% for each year of service.

(11) Income Taxes

The Parent Company, including its wholly owned subsidiaries, files consolidated federal and state income tax returns. FINRA reporting requires a broker-dealer to record any income tax liability based upon the Company's operations on a stand-alone basis, even though the Company is part of consolidated income tax returns. Upon the filing of the income tax returns, the majority of the Company's income taxes receivable will be received from the Parent Company. As of March 31, 2013, the Company had income taxes receivable from the Parent of approximately $6.2 million, which is included in other assets. The Parent Company is currently undergoing a routine audit by the Internal Revenue Service. The Company is no

(Continued)

longer subject to United States federal tax examinations for periods prior to 2009 or state and local tax examinations prior to 2007.

Deferred income tax assets and liabilities are recorded when revenues and expenses are recognized in different periods for financial and income tax reporting purposes. The temporary differences that created deferred income tax assets and liabilities are as follows as of March 31, 2013 (in thousands):

Deferred income tax assets:		
Accrued expenses and other	$	1,064
Federal net operating loss carry forward		215
State net operating loss carry forward		138
Stock-based compensation		469
		1,886
Deferred income tax liabilities:		
Property and equipment, net		(286)
Difference in revenues recognition		(185)
	$	1,415

(12) Net Capital Requirements

The Company is subject to the net capital requirements of the SEC's Uniform Net Capital Rule (Rule 15c3-1), which is administered by the SEC and FINRA, and the CFTC financial requirement (Regulation 1.17 under the Commodity Exchange Act), which is administered by the CFTC and the NFA. Under these rules, the Company calculates its net capital requirements using the "alternative method," which requires the maintenance of minimum net capital, as defined by the rules, equal to the highest of: (i) $1,000,000; (ii) 8.0% of domestic and foreign domiciled customer and noncustomer (excluding proprietary) risk maintenance margin/performance bond requirements for all domestic and foreign futures, options on futures contracts and cleared over-the-counter derivatives positions, excluding the risk margin associated with naked long option positions; or (iii) 2.0% of aggregate customer debit items. At March 31, 2013, the Company had net capital of approximately $48.0 million (28.7% of aggregate debit items), which was approximately $44.7 million in excess of its required net capital of approximately $3.4 million.

(13) Fair Value

The Fair Value Measurements and Disclosures Topic establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. In accordance with guidance under the Fair Value Measurements and Disclosures Topic, three levels of inputs may be used to measure fair value:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities. The Company's Level 1 assets consist entirely of U.S. Treasuries. As of March 31, 2013, the Company's U.S. Treasuries had maturities ranging from less than a month and up through February 15, 2014.

Level 2 – Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly. The Company did not hold any Level 2 assets during the year ended March 31, 2013.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement. The Company did not hold any Level 3 assets during the year ended March 31, 2013.

The following table summarizes the basis used to measure the fair value of securities on a recurring basis in the Company's statement of financial condition as of March 31, 2013 (in thousands):

Investments segregated in compliance with federal regulations	$	1,128,071
Securities owned		7,996
Deposits with clearing organizations		27,987
	$	1,164,054

For the Company's investments in U.S. Treasuries, the fair value equals the quoted market price of each U.S. Treasury Bill or U.S. Treasury Note. For the Company's other financial assets and financial liabilities, carrying amounts approximate fair value due to their short-term nature. There were no transfers between levels during the year ended March 31, 2013.

As of March 31, 2013, the estimated fair values of the Company's financial instruments are equal to its carrying value as follows (in thousands):

		Fair value
Financial assets:		
Cash and cash equivalents	$	21,171
Cash and investments segregated in compliance with federal regulations		1,415,499
Securities owned		7,996
Receivables from brokers, dealers, and clearing organizations and clearing agents		474,533
Receivables from brokerage customers		68,852
Deposits with clearing organizations		45,571
Financial liabilities:		
Payables to brokers, dealers, and clearing organizations	$	394,807
Payables to brokerage customers		1,541,605

(14) Commitments and Contingencies

(a) Operating Leases

The Company is obligated under noncancelable operating leases for its Chicago office expiring in February 2016 and its New York office expiring in May 2015. Future minimum lease payments as of March 31, 2013 under all operating leases are as follows (in thousands):

2013	$	370
2014		504
2015		414
2016		57
	$	1,345

(b) Purchase Obligations

As of March 31, 2013, the Company had purchase obligations through March 31, 2014 of approximately $1.9 million related primarily to advertising.

(c) Litigation and Claims

In February, 2010, the Company and the Parent Company were named as the only defendants in a complaint filed in the United States District Court, Northern District of Illinois, Eastern Division, styled Trading Technologies International, Inc. v. TradeStation Securities, Inc. and TradeStation Group, Inc. The complaint alleges that the Company and the Parent Company infringed and continue to infringe several patents held by Trading Technologies International, Inc. The plaintiff seeks a judgment enjoining the alleged infringement and awarding unspecified damages and costs. The Company answered the complaint in August, 2010, generally denying the allegations and asserting a variety of affirmative defenses. Discovery commenced and trial was initially scheduled for July 16, 2011, but did not go forward at that time, since on February 3, 2011, a Federal Judge granted Trading Technologies International, Inc.'s motion to consolidate twelve similar actions. On February 9, 2012, the Federal Judge granted the Company's and other defendants' motion for partial summary judgment, which removed much of the substance of the plaintiff's case. On July 31, 2012, the Judge denied Trading Technologies Motion for Clarification and Reconsideration and certified the order as a "final judgment" and Trading Technologies filed an appeal, which has been briefed and, on May 8, 2013, was given oral argument, before the United States Court of Appeals for the Federal Circuit. The parties are awaiting a decision from the appellate court. While it is too early to predict the outcome of this matter, management believes that it will be successful on appeal and that the remainder of the case is without merit and the Company intends to defend it vigorously.

In May, 2010, the Company was served with a CFTC reparations complaint in the case styled ATS Capital Management Corp. v. TradeStation Securities and John Sendlosky, CFTC Docket No. 10-R015. The complaint alleged the wrongful liquidation of two E-Mini futures positions, one in 2007 and the other in 2008 and sought damages of $529,950. On September 2, 2010, the Administrative Law Judge dismissed the complaint with prejudice on the grounds that the identical case was decided in the Company's favor in a National Futures Association arbitration conducted in

May 2009. On September 17, 2010, the complainant filed its Notice of Appeal to the Commodity Futures Trading Commission after which both parties submitted their legal briefs. On March 5, 2013, the CFTC Commission issued an order summarily affirming the Administrative Law Judge's dismissal of the complaint with prejudice. This matter is now closed.

During the summer of 2011, the Company was served with two federal court complaints, Deutsche BankTrust Company Americas Law Debenture Trust Company of NY and Wilmington Trust Company v. Waterman Broadcasting Investment Corporation, et al., and William A. Niese, et al v. Alliance Bernstein L.P., et al. Each plaintiff is seeking damages from numerous individual and corporate defendants (including several other clearing firms) arising out of an alleged failed leveraged buyout of Tribune Company in 2007. The plaintiffs in the Deutsche Bank case seek to set aside allegedly fraudulent transfers of approximately $8.3 billion from the numerous defendants. The plaintiffs in the Niese case are retirees who claim to have been excluded from the Deutsche Bank case, and who are seeking $109 million from the numerous defendants. The plaintiffs allege that the Company's portion of these alleged damages is $266,459. The cases have since been consolidated into a multi-district litigation case styled: In re Tribune Company Fraudulent Conveyance Litigation. The consolidated case is in the pre-answer stage and subject to a bankruptcy stay order. The defendants (including the Company) filed a motion to dismiss the complaint, which is scheduled for hearing on May 24, 2013. At this time, the Company does not believe there is risk of any material liability as a result of the case and the Company intends to defend it vigorously.

In June 2011, RJO delivered to the Company a letter demanding indemnification of costs and expenses, pursuant to a fully disclosed clearing agreement (Fully Disclosed Agreement) that was terminated in January 2010, regarding a pending bankruptcy trustee complaint against RJO regarding RJO's custody of, and knowledge concerning, assets of certain accounts introduced by the Company to RJO. The Company responded to RJO's demand denying indemnification liability. RJO settled this case with the bankruptcy trustee for $1.3 million in October 2012.

Following its settlement, RJO renewed its request for indemnification by the Company, seeking $1.3 million plus legal fees of over $750,000. When it became apparent that settlement discussions were not going to be productive at that time, on December 7, 2012 the Company filed a case styled: TradeStation Securities, Inc. v. R. J. O'Brien & Associates, Inc., Case No. 12-CV-62435-Middlebrooks/Brannon, in the District Court for the Southern District of Florida. The complaint sought a declaration that the Company is not contractually obligated to indemnify RJO for liabilities or obligations under the Fully Disclosed Agreement unless they accrued prior to January 2010 (the time the Fully Disclosed Agreement terminated), and for other reasons. Three days later, on December 10, 2012, RJO filed an arbitration claim with the National Futures Association styled: R.J. O'Brien & Associates, LLC v. TradeStation Securities, Inc., 12-ARB-81. In its arbitration complaint, RJO alleges that the Company is liable for indemnity under the Fully Disclosed Agreement and also under the Omnibus Account Agreement (Omnibus Agreement) which replaced the Fully Disclosed Agreement and which has governed the parties' clearing relationship following the January 2010 conversion from fully disclosed to omnibus. In the arbitration claim, RJO seeks damages totaling $2,079,266 plus costs and fees. The amount claimed is comprised of damages allegedly sustained in the above-described bankruptcy trustee matter ($1,300,000 in settlement and $752,608.88 in legal fees) and another, much-smaller, unrelated bankruptcy trustee matter ($20,000.00 in settlement costs and $6,657.51 in legal fees). On December 19, 2012, RJO

(Continued)

filed a Motion to Dismiss, Stay or Transfer the Company's federal court case filed in Florida, arguing that the dispute should be heard in NFA arbitration pursuant to NFA rules and the forum-selection provision in the Omnibus Agreement (which specifies Cook County, Illinois). On May 17, 2013, the federal court entered an order dismissing the Company's complaint, agreeing with RJO that NFA arbitration in Cook County, Chicago is the proper forum and venue. While the arbitration remains pending, the parties have agreed to tentative settlement terms, subject to amending and extending, to the parties' mutual satisfaction, the Omnibus Agreement and a related Facilities Management Agreement and documenting their conceptual agreements regarding settlement. No assurance can be given at this time that the parties will fully agree on, and document to their mutual satisfaction, the final terms and documentation of settlement. If settlement is not reached, the NFA arbitration concerning the dispute will proceed. As of March 31, 2013 the Company has recorded $1.7 million for the settlement in accounts payable and accrued liabilities.

The Company is engaged in routine regulatory matters and civil litigation or other dispute resolution proceedings, including, currently, inquiries or investigations relating to the accurate reporting to FINRA of short interest positions and inquiries or investigations from the CFTC Department of Enforcement regarding transfers between segregated funds and secured funds accounts, FINRA's Department of Enforcement regarding general and supervisory procedures relating to suitability and due diligence for accounts opened by customers referred by educational seminar and trading software companies. Each of the regulatory matters could ultimately result in a censure and/or fine. While no assurances can be given, the Company does not believe that the ultimate outcome of any pending regulatory matters will result in a material adverse effect on the financial statement.

The Company decided, as of June 1, 2002, to no longer carry errors or omissions insurance that covers third-party claims made by brokerage customers as a result of alleged human or system errors, failures, acts or omissions. This decision was made based upon the Company's assessment of the potential risks and benefits, including significant increases in premium rates, deductibles and coinsurance amounts, reductions in available per occurrence and aggregate coverage amounts, and the unavailability of policies that sufficiently cover the types of risks that relate to the Company's business. This decision is reviewed on an annual basis.

(d) General Contingencies and Guarantees

In the ordinary course of business, there are various contingencies that are not reflected in the statement of financial condition. These include customer activities involving the execution, settlement and financing of various customer securities and futures transactions. These activities may expose the Company to off-balance sheet credit risk in the event the customers are unable to fulfill their contractual obligations.

In margin transactions, the Company may be obligated for credit extended to its customers by the Company or its clearing agents that is collateralized by cash and securities in the customers' accounts. In connection with securities activities, the Company also executes customer transactions involving the sale of securities not yet purchased (short sales), all of which are transacted on a margin basis subject to federal, self-regulatory organization and individual exchange regulations and the Company's internal policies. Additionally, the Company may be obligated for credit extended to its customers by its clearing agents for futures transactions that the Company borrows securities temporarily from other broker-dealers in connection with its broker-dealer business. The Company deposits cash as collateral for the securities borrowed. Decreases in securities prices may cause the market value of the securities borrowed to fall below the amount of cash deposited as collateral. In the event the counterparty to these transactions does not return the cash deposited, the Company may be exposed to the risk of selling the securities at prevailing market prices. The Company seeks to manage this risk by requiring credit approvals for counterparties, by monitoring the collateral values on a daily basis, and by requiring cash to be returned as needed.

The Company loans securities temporarily to other broker-dealers in connection with its broker-dealer business. The Company receives cash as collateral for the securities loaned. Increases in securities prices may cause the market value of the securities loaned to exceed the amount of cash received as collateral. In the event the counterparty to these transactions does not return the loaned securities, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its client obligations. The Company mitigates this risk by requiring credit approvals for counterparties, by monitoring the market value of securities loaned on a daily basis and requiring additional cash as collateral when necessary.

The customers' financing and securities settlement activities may require the Company and its clearing agents to pledge customer securities as collateral in support of various secured financing sources, which may include bank loans. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of needing to acquire the securities at prevailing market prices in order to satisfy its obligations. The Company seeks to manage this risk by monitoring the market value of securities pledged on a daily basis. The Company provides guarantees to its clearing organization and exchanges under their standard membership agreements, which require members to guarantee the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to clearing organization or exchange, other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, management believes that the possibility of the Company being required to make payments under these arrangements is remote. Accordingly, no liability has been recorded for these potential events.

(15) Subsequent Events

The Company has evaluated events and transactions occurring subsequent to March 31, 2013 as of May 30, 2013. Management believes that no material events have occurred since March 31, 2013 that require recognition or disclosure in the financial statement other than the items described within the *Litigation and Claims* section of note 14 – Commitments and Contingencies.